dotSport LLC

Income Statement

Year Ended December 31, 2016

(in US DOLLARS)

Unaudited

Revenues	$ -
Expenses	
Bank Service Charges	369.40
Business tax	25.00
Insurance expense	3,143.74
Legal fees	2,500.00
Software development	12,000.00
Website	4,715.00
Total Expense	22,753.14
Loss from operations	(22,753.14)
Other income / (expense)	
Interest expense	(369.42)
Interest income	0.59
Gain on settlement of liabilities	94,676.98
Total other income / (expense)	94,308.15
Net Income	**$ 71,555.01**

dotSport LLC

Annual Income Statement

Year Ended December 31, 2015

Unaudited

Revenues	$ -
Expenses	
Accounting	700.00
Bank Service Charges	399.40
Dues & Subscriptions	25.00
Insurance Expense	2,954.00
Software Development	2,700.00
Website	3,219.99
Total operating expense	9,998.39
Loss from operations	(9,998.39)
Other income / (expense)	
Interest expense	(25,643.83)
Interest income	0.87
Total other income / (expense)	(25,642.96)
Net loss	**$ (35,641.35)**

dotSport LLC

Annual Income Statement

Year Ended December 31, 2014

(in US DOLLARS)

Unaudited

Revenues	$ -
Expenses	
Accounting	700.00
Bank Service Charges	589.45
Dues & Subscriptions	25.00
Insurance Expense	2,954.00
Legal	4,673.21
Software Development	2,240.00
Website	7,985.24
Total operating expense	19,166.90
Loss from operations	(19,166.90)
Other income / (expense)	
Interest expense	(25,000.00)
Interest income	2.05
Total other income / (expense)	(24,997.95)
Net loss	**$ (44,164.85)**